April 16, 2007

VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:        Simon Property Group, Inc.
Form 10-K for the fiscal year ended December 31, 2006

File No. 1-14469

Dear Mr. Gordon:

This letter responds to your letter dated March 26, 2007, with respect to the periodic report noted above.  For the sake of convenience, we have reproduced each comment below with our response following each such comment.

Note 3.  Summary of Significant Accounting Policies

Marketable Securities, page 93

1.      Comment:  Your disclosure indicates that in the event of impairment, marketable securities are written down to net realizable value (NRV).  However, paragraph 16 of SFAS 115 requires that impaired securities be written down to fair value not NRV.  Please clarify to us what value impaired securities are written down to and revise your disclosure in future filings.

Response:  Our marketable securities primarily consist of US Government obligations, corporate bonds and other fixed rate securities. None of these marketable securities have experienced a decline in value requiring an impairment adjustment.  We will revise the disclosure in Note 3 in future filings to read as “in the event of impairment, marketable securities are written down to fair value”, and the reference to NRV will be removed.

Securities and Exchange Commission

April 16, 2007

Note 7. Investments in Unconsolidated Entities, page 103

2.      Comment:  Please clarify to us the nature of the sale rights of partners in the joint ventures and how you have applied the guidance of paragraph 25 and following of SFAS 66 in determining how to account for the partnerships, and any contributions of properties to the partnerships, in view of such rights.

Response:   The right of first refusal, buy-sell arrangements, and other sale rights in our joint venture and partnership agreements (hereafter referred to as “partnership rights”) are rights of partners in the applicable joint venture that holds the property.  Generally, partners in the joint venture must obtain the consent of the other partners before they can transfer their interest in the joint venture to a third party.  The partnership rights provide the partners a mechanism for exiting the joint venture prior to its liquidation.  Once a partner exercises one of the partnership rights, the remaining partner(s) usually have the option to acquire the interest of the exiting partner or elect, instead, to allow such partner to continue in the exercise of its partnership rights.  These partnership rights are common provisions in joint venture agreements in the real estate industry.  The exercise of partnership rights gives rise to an option, and not an obligation, in favor of the non-exiting partner(s).

The provisions of FAS 66, paragraph 25 through 43 and other applicable literature, including AICPA SOP 78-9 have been considered in connection with the sale of our interest in joint ventures and the formation of joint ventures, including the contribution of properties thereto.  Other than the sale of a portion of our interest in Simon Ivanhoe, we have not retained any continuing involvement in the properties after our joint venture was sold.  In the case of Simon Ivanhoe, we made a partial sale of our interest and recognized profit based on the difference in the sales value and our proportionate cost of the partial interest sold.  Our continuing involvement in Simon Ivanhoe was limited to the proportionate interest retained.  The provisions of paragraph 33 of FAS 66 were clearly met.  Consistent with SOP 78-9 no profit was recognized during the three year period ended December 31, 2006 or prior thereto related to properties contributed to joint ventures when we received no cash in exchange for the properties contributed.

As requested in the letter, the undersigned, on behalf of the company, acknowledges that:

•                     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 16, 2007

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett

Stephen E. Sterrett

cc:  William Demarest

       James M. Barkley